WHITE & CASE

White & Case LLP
701 Thirteenth Street, NW
Washington, DC 20005

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com

SUPPL



May 18, 2005



BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, reviewed financial statements of Sahaviriya Steel Industries Public Company Limited and Subsidiary for the quarter ended March 31, 2005 and explanation of difference in result of operation for the quarter ended March, 31, 2005 and 2004, disclosed to the Stock Exchange of Thailand on May 12, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk

Enclosure


SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001


SEC MAIL
PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
185
SECTION

Our Ref: 132-006/2005 May 12, 2005

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2005 and explanation of difference in result of operation for the quarter ended March 31, 2005 and 2004

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2005 and 2004 which is higher than 20 percent as follows:

1) The company realized 7,562.5 million Baht revenue from sale of hot rolled coils (309,968 metric tonne at an averaged selling price of 24,398 Baht/MT), lower than 8,963.3 million Baht revenue during the same period in 2004 (557,750 MT at an averaged price of 16,070 Baht/MT). The company also recorded 105.6 million Baht sales of steel scrap compared with 104.9 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 892.9 million Baht, compared with 1806.3 million Baht gross profit from sales and service during the same period in 2004.

   The company and subsidiaries recorded 22.2 million Baht in other revenue, while during the same period in 2004 the company recorded 41.6 million Baht in other revenue (which included 28.9 million Baht gain from foreign exchange)

2) Selling and administrative expenses of the company and subsidiaries amounted to 209.8 million Baht (which included 11.8 million Baht loss from foreign exchange), compared with 135.2 million Baht during the same period of last year.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 11.0 million Baht equal to the same period of last year.

4) The company and subsidiaries registered 716.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,723.8 million Baht during the same period in 2004.

5) Interest expenses on short-term and long-term loan totaled 122.6 million Baht (consisting of 120.0 and 2.6 million Baht interest of the company and subsidiaries, respectively), higher than 109.7 million Baht interest expense during the same period in 2004 (consisting of 105.2 and 4.5 million Baht interest of the company and subsidiaries, respectively).

6) The subsidiaries recorded accrued corporate income tax in the amount of 27.3 million Baht, compared with 4.2 million Baht during the same period in 2004.

7) The company and subsidiaries recorded gain before minority interest of 566.4 million Baht, compared with 1,609.9 million Baht gain before minority interest during the same period in 2004.

8) After minority interest, the company and subsidiaries realized a net profit of 560.5 million Baht, compared with a net profit of 1,575.5 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended March 31, 2005 resulted in a net profit compared with a net gain during the same period in 2004 less than 20 percent, mainly due to decrease in sales volume, increase in selling and administrative expenses including interest expenses are higher.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit Authorized Director	Mr. Kamol Jantima Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended March 31, 2005



SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2005
WASH. D.C.
185
SECTION



บริษัท ดีลอยท์ ทู้ช โธมัทสุ ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at March 31, 2005 and the related consolidated and Company's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2005 and 2004. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated January 31, 2005. The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
April 28, 2005

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2005	As at December 31, 2004	As at March 31, 2005	As at December 31, 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	204,510	602,098	16,094	465,017
Current investments (Note 4)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 16.3)	1,645,658	1,445,468	1,610,357	1,410,256
Others	2,127,075	1,635,659	2,115,803	1,626,806
	3,772,733	3,081,127	3,726,160	3,037,062
Less Allowance for doubtful accounts (Note 17)	(393,888)	(393,888)	(393,888)	(393,888)
Trade accounts and notes receivable - net	3,378,845	2,687,239	3,332,272	2,643,174
Short-term loans and advances to related parties (Note 16.2)	1,118	5,106	1,140	5,138
Inventories (Note 5)	21,438,119	11,826,746	21,489,390	11,846,063
Other current assets				
Advance payments	276,132	420,117	275,193	421,305
Refundable value-added-tax	426,629	224,900	426,629	223,793
Other receivables	1,662	1,219	1,675	1,362
Prepaid expenses	58,096	13,327	57,639	12,178
Deposit at bank used as collateral	16,200	16,200	-	-
Others	221,962	115,284	211,516	104,055
Total Current Assets	26,024,273	15,912,236	25,811,548	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 16.1)	-	-	896,725	876,140
Other long-term investments (Note 16.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	20,676,969	20,010,840	18,483,544	17,853,302
Intangible assets (Note 7)	4,697	3,920	3,894	3,096
Other non-current assets (Note 8)	41,707	37,113	6,258	5,942
Total Non-Current Assets	21,284,994	20,613,494	19,952,042	19,300,101
TOTAL ASSETS	47,309,267	36,525,730	45,763,590	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2005	As at December 31, 2004	As at March 31, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	2,515,000	-	2,515,000	-
Trade finance loans	8,013,652	766,758	8,013,652	766,758
Trade accounts and notes payable	3,744,029	2,886,498	3,784,147	2,891,902
Current portion of long-term loans (Note 10)	822,000	805,253	608,000	588,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under hire-purchase agreements	1,686	1,879	241	263
Other current liabilities				
Accrued expenses	295,136	196,704	324,942	237,284
Others	1,046,050	1,076,136	860,585	931,858
Total Current Liabilities	17,157,553	6,453,228	16,826,567	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	7,374,581	7,453,830	6,908,000	7,012,000
Debentures (Note 11)	2,170,000	2,530,000	2,170,000	2,530,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	1,359	1,692	-	44
Total Non-Current Liabilities	9,545,940	9,985,522	9,078,000	9,542,044
TOTAL LIABILITIES	26,703,493	16,438,750	25,904,567	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31, 2005	As at December 31, 2004	As at March 31, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT ON) PAID-IN CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,491,000	5,536,601	5,491,000	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 12)	209,380	209,380	209,380	209,380
Unappropriated	3,228,643	2,668,096	3,228,643	2,668,096
Total Company Shareholders' Equity	19,859,023	19,344,077	19,859,023	19,344,077
MINORITY INTEREST	746,751	742,903	-	-
Total Shareholders' Equity	20,605,774	20,086,980	19,859,023	19,344,077
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,309,267	36,525,730	45,763,590	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
REVENUES				
Revenues from the sales of goods	7,668,282	9,069,288	7,668,113	9,068,123
Revenues from the rendering of services	94,148	59,339	-	-
Other income				
Gain on exchange	-	28,926	-	30,115
Others	22,187	12,689	22,193	13,465
Share of profit from investment				
using the equity method	-	-	22,702	36,163
Total Revenues	7,784,617	9,170,242	7,713,008	9,147,866
EXPENSES				
Cost of the sales of goods (Note 13)	6,798,576	7,254,864	6,895,429	7,344,102
Cost of the rendering of services	70,921	67,439	-	-
Selling and administrative expenses	196,958	130,205	125,485	118,246
Doubtful accounts (Reversal)	(11,021)	(11,021)	-	-
Other expenses				
Loss on exchange	11,792	-	10,599	-
Loss on disposal and obsolescence				
of machinery and equipment	41	3,991	17	3,964
Others	5	-	-	-
Directors' remuneration	1,005	1,010	885	850
Total Expenses	7,068,277	7,446,488	7,032,415	7,467,162

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		716,340	1,723,754	680,593	1,680,704
INTEREST EXPENSE		122,570	109,702	120,046	105,170
INCOME TAX EXPENSE		27,341	4,188	-	-
INCOME AFTER TAX		566,429	1,609,864	560,547	1,575,534
NET INCOME OF MINORITY INTEREST		(5,882)	(34,330)	-	-
NET INCOME		560,547	1,575,534	560,547	1,575,534
BASIC EARNINGS PER SHARE					
(Restated for 2004, see Note 14)	**BAHT**	0.04	0.12	0.04	0.12
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
(Restated for 2004, see Note 14)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(90,500)	-	-	(2,063)	(92,563)
Net income	-	-	-	-	1,575,534	-	1,575,534
Minority interest increase (decrease)	-	-	(2,063)	-	-	34,330	32,267
Ending balance, March 31, 2004	13,101,280	(2,171,280)	5,891,720	-	429,944	673,721	17,925,385
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(43,567)	-	-	(2,034)	(45,601)
Net income	-	-	-	-	560,547	-	560,547
Minority interest increase (decrease)	-	-	(2,034)	-	-	5,882	3,848
Ending balance, March 31, 2005	13,101,280	(2,171,280)	5,491,000	209,380	3,228,643	746,751	20,605,774

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(92,563)	-	-	(92,563)
Net income	-	-	-	-	1,575,534	1,575,534
Ending balance, March 31, 2004	13,101,280	(2,171,280)	5,891,720	-	429,944	17,251,664
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(45,601)	-	-	(45,601)
Net income	-	-	-	-	560,547	560,547
Ending balance, March 31, 2005	13,101,280	(2,171,280)	5,491,000	209,380	3,228,643	19,859.023

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	560,547	1,575,534	560,547	1,575,534
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(11,021)	(11,021)	-	-
Depreciation	113,117	172,434	94,718	151,999
Amortization	111	-	90	-
Provision for diminution in value				
of inventories (Reversal)	(1,978)	(300)	(1,978)	(300)
Reduction of interest on debt restructuring	(281)	(537)	-	-
Unrealized loss on exchange	82,552	1,344	82,552	1,344
(Gain) loss on sales of machinery and equipment	5	-	(415)	-
Loss on disposal of property, plant and equipment	41	3,991	17	3,964
Share of profit from investment using				
the equity method	-	-	(22,702)	(36,163)
Minority interest	5,882	34,330	-	-
Net income from operations before				
changes in operating assets and liabilities	748,975	1,775,775	712,829	1,696,378
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	(200,190)	731,374	(200,101)	729,772
Trade accounts and notes receivable - others	(501,428)	(486,858)	(499,009)	(484,820)
Inventories	(9,609,395)	1,476,740	(9,641,349)	1,477,007
Short-term loans and advances to related parties	(12)	(38)	(2)	(2,616)
Advance payments	143,985	207,585	146,112	208,282
Refundable value-added-tax	(201,729)	28,213	(202,836)	28,008
Other receivables	10,578	11,042	(313)	140
Prepaid expenses	(44,769)	3,209	(45,461)	2,613
Other current assets - others	(106,678)	(1,256)	(107,461)	(2,462)
Other non-current assets	(4,594)	12,221	(316)	7,060

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE QUARTERS ENDED MARCH 31,
"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Trade accounts and notes payable	844,261	(468,838)	878,975	(448,176)
Accrued expenses	98,432	(61,478)	87,658	(60,565)
Other current liabilities - others	(101,165)	108,439	(130,543)	133,124
Net cash provided by (used in) operating activities	(8,923,729)	3,336,130	(9,001,817)	3,283,745
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in current investment	(1,000)	(2,482,041)	-	(2,499,536)
Cash paid for purchases of property, plant and equipment	(798,825)	(796,602)	(768,465)	(743,061)
Cash paid for purchase of intangible asset	(888)	-	(888)	-
Proceeds from sales of machinery and equipment	8	-	419	-
Proceeds from short-term loans to related parties	4,000	-	4,000	-
Short-term loans and advances to related parties increase	-	(4,000)	-	(4,000)
Net cash used in investing activities	(796,705)	(3,282,643)	(764,934)	(3,246,597)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	2,515,000	(290,000)	2,515,000	(290,000)
Trade finance loans increase	7,246,894	-	7,246,894	-
Cash repayment of long-term loans	(117,221)	(30,969)	(84,000)	-
Proceeds from long-term loans	55,000	1,320,000	-	1,200,000
Cash paid for redemption of debentures	(360,000)	-	(360,000)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(527)	(4,884)	(66)	(5,382)
Cash repayment of long-term liabilities for purchase of land	(16,300)	(1,750)	-	-
Net cash provided by financing activities	9,322,846	992,397	9,317,828	904,618

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	**2004**	**2005**	**2004**
Net increase (decrease) in cash and cash equivalents	(397,588)	1,045,884	(448,923)	941,766
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at March 31	204,510	1,154,283	16,094	988,815
Supplemental cash flow information:				
Cash paid for interest	202,429	150,153	196,118	143,871
Non-cash transactions:				
Reclassification of current portion of long-term loans	822,000	242,893	608,000	-
Reclassification of current portion of debentures	720,000	-	720,000	-
Amortization of unrealized increment per asset appraisal	45,601	94,626	43,484	90,416

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government has continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated item 1 above.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries and the increase in average price of hot rolled steel which is in line with the increase in world market price.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The interim consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

The Company prepares its interim financial statements in conformity with accounting standard which is related to interim financial statements and practices generally accepted in Thailand.

2.2 The results of operations for the quarter ended March 31, 2005 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2004.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 Additional information regarding related party transactions have been disclosed in Note 16 to the interim financial statements for the quarter ended March 31, 2005, and such additional information has also been disclosed in the interim financial statements for the quarter ended March 31, 2004 to conform to the disclosure in the current period's interim financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2004.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Fixed deposit for 1 year	1,000	-	-	-
	1,000	-	-	-

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Finished goods	2,913,301	4,033,778	2,929,379	4,050,161
Raw materials	13,275,243	3,940,163	13,318,996	3,952,960
Spare parts and consumable goods	1,030,728	1,018,596	1,022,168	1,008,733
Goods in transit	4,476,387	3,093,728	4,476,387	3,093,728
	21,695,659	12,086,265	21,746,930	12,105,582
Less Provision for loss on diminution in value of spare parts and consumable goods	(257,540)	(259,519)	(257,540)	(259,519)
	21,438,119	11,826,746	21,489,390	11,846,063

As at March 31, 2005 and December 31, 2004, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from banks (see Notes 9 and 10).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at March 31, 2005 and December 31, 2004, certain land, buildings and machinery of the Company representing approximately 80.70% and 82.56%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 9, 10 and 11).

As at March 31, 2005 and December 31, 2004, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 88% of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	Subsidiary
Appraisal increment (decrement) - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

.../4

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was carried out.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at March 31, 2005 and December 31, 2004, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in the shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY "Unaudited" March 31, 2005				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	194,356	4,583,155	8,607	4,790,020
The subsidiary	1,706	713	-	136,940	139,359
The related company	-	-	561,621	-	561,621
	5,608	195,069	5,144,776	145,547	5,491,000

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2004				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	199,493	4,621,270	8,839	4,833,504
The subsidiary	1,706	855	-	138,915	141,476
The related company	-	-	561,621	-	561,621
	5,608	200,348	5,182,891	147,754	5,536,601

6.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005	**December 31, 2004**	**"Unaudited" March 31, 2005**	**December 31, 2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Cost of assets (excluded appraisal increase) before fully depreciated	404,483	418,104	304,112	329,887

.../5

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 21.36 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

6.5 As at March 31, 2005 and December 31, 2004, the Company and subsidiary capitalized interest expenses incurred from loans for the construction of projects as part of cost of assets in the amount of Baht 81.3 million and Baht 52.7 million, respectively.

7. INTANGIBLE ASSETS - NET

Intangible assets - net are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Computer Software	3,999	-	3,142	-
Add Purchases during the year	888	3,999	888	3,142
Less Accumulated amortization	(190)	(79)	(136)	(46)
	4,697	3,920	3,894	3,096
Amortization for the year	111	79	90	46

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Deposits	41,707	37,113	6,258	5,942
Receivable from cancellation of shipbuilding contract	66,566	77,587	-	-
	108,273	114,700	6,258	5,942
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(66,566)	(77,587)	-	-
	41,707	37,113	6,258	5,942

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract with the supplier relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to March 31, 2005, the subsidiary received total repayment of USD 2.3 million or Baht 101.39 million. However, the subsidiary has provided for the allowance for doubtful debt for the remaining amount as at March 31, 2005 and December 31, 2004, due to the uncertainty of the recoverability.

.../6

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at March 31, 2005 and December 31, 2004, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million (see Note 10). The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at March 31, 2005 and December 31, 2004, the Company has unused credit facilities of Baht 1,123 million and Baht 6,218 million, respectively, from the revolving trade financing facilities. Commission and withdrawal terms are in accordance with the long-term loan agreement.

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,516,000	5,600,000	5,516,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	1,000,000	1,000,000	1,000,000	1,000,000
Loan repayable semi-annually from September 2005 onwards	1,000,000	1,000,000	1,000,000	1,000,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	274,897	308,118	-	-
Loan repayable monthly from March 2005 onwards	402,000	347,000	-	-
	8,192,897	8,255,118	7,516,000	7,600,000
Less Current portion	(822,000)	(805,253)	(608,000)	(588,000)
	7,370,897	7,449,865	6,908,000	7,012,000
Add Difference of interest per effective interest rate and interest per debt restructuring agreement	3,684	3,965	-	-
	7,374,581	7,453,830	6,908,000	7,012,000

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

    1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

        During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks have extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

    1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 9).

2. On December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005. As at March 31, 2005 and December 31, 2004, the Company has already made a withdrawal of Baht 1,000 million.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at March 31, 2005 and December 31, 2004, the Company has already made a withdrawal of Baht 1,000 million.

Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

.../8

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included:

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complies with the terms of debt restructuring agreement and makes payments in full for the two portions of long-term loan. Such loan was guaranteed by certain directors and the mortgage of land as collateral (see Note 6.1).

   Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

5. On September 5, 2003, such subsidiary entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 6.1). As at March 31, 2005 and December 31, 2004, such subsidiary has already made a withdrawal of Baht 402 million and Baht 347 million, respectively.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000
Debentures	2,890,000	3,250,000	2,890,000	3,250,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	2,170,000	2,530,000	2,170,000	2,530,000

.../9

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6 month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 has no outstanding balance as at March 31, 2005 and December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 6.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debt agreement and/or investing in the Expansion Project.

12. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital. Such reserve is not available for dividend distribution.

13. COST OF THE SALES OF GOODS

For the quarter ended March 31, 2005, cost of the sales of goods included expenses of Baht 92.69 million which incurred during plant shutdown for expansion of production capacity.

14. BASIC EARNINGS PER SHARE

On November 18, 2004, the Extraordinary Shareholders' Meeting No.1/2547 approved the change in par value of ordinary share from Baht 10 each to Baht 1 each, resulting in the increase in the number of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company registered the change of par value of the ordinary shares with the Department of Business Development on November 23, 2004.

Basic earnings per share for the quarter ended March 31, 2004 were calculated based on the par value at Baht 1 each for comparison with the calculation used for the quarter ended March 31, 2005.

.../10

The basic earnings per share for the quarters ended March 31, 2005 and 2004 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY "Unaudited"	
		2005	**2004**
Net income	**Baht'000**	560,547	1,575,534
Weighted average number of ordinary shares (formerly reported)	**Shares ('000)**	-	1,310,128
Weighted average number of ordinary shares (restated for 2004)	**Shares ('000)**	13,101,280	13,101,280
Basic earnings per share (formerly reported)	**Baht**	-	1.20
Basic earnings per share (restated for 2004)	**Baht**	0.04	0.12

15. FOREIGN EXCHANGE RISK MANAGEMENT

As at March 31, 2005 and December 31, 2004, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		"Unaudited" March 31, 2005	**December 31, 2004**
Assets	- US Dollar	32,096,966	29,267,425
Liabilities	- US Dollar	90,232,914	68,588,553
	- Italian Lira	51,770,995	51,770,995
	- Yen	37,600	5,209,600
	- Euro	14,151,916	13,315,032
	- Pound Sterling	17,496	4,038

As at March 31, 2005, the Company entered into hedging contracts for existing and committed assets of USD 17.5 million which are due for receipt in 2005 and entered into hedging contracts for existing liabilities of EUR 13.2 million which are due for payment in 2005.

As at December 31, 2004, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 27.9 million and EUR 17.9 million which are due for payment in 2005.

16. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship
Subsidiary companies		
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company
Related parties		
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by SSI's director (s)
Sahaviriya Panich Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Sahaviriya Steel Service Co., Ltd.	Cutting and forming process	The aggregated shareholding by SSI's director (s)
Sahaviriya Steel Center Co., Ltd.	Cutting and forming process	The indirect aggregated shareholding by SSI's director (s)
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill Pcl.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Selling and buying metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s)
Prapawit Co., Ltd.	Lease space of office building	The common directorship is shared by SSI's director (s)
Western Housing Co., Ltd.	Rental room services	The common directorship is shared by SSI's director (s)
Inter Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary

.../12

	Types of business	Relationship
Four Star Marine Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary
C.A.R. Services Co., Ltd.	Transport services	The aggregated shareholding by family members of director (s)
Sahaviriya Panich International Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Bangpakong Metal Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s) and family members of director (s)

16.1 Investments in subsidiary, associated, and related parties

					"Unaudited" March 31, 2005			
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	119,495	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	777,230	-	-
					279,000	896,725	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	December 31, 2004 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	102,914	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	773,226	-	-
					279,000	876,140	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

16.2 Loans and advances between the Company and subsidiary, associated, and related parties

	Balance as at December 31, 2004	Additions	Repayments/ Settlements	"Unaudited" Balance as at March 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	5,000	-	4,000	1,000
Advances				
Related parties	106	4,161	4,149	118
Total	5,106	4,161	8,149	1,118
THE COMPANY ONLY				
Short-term loan				
Related parties	5,000	-	4,000	1,000
Advances				
Subsidiary company	32	1,335	1,345	22
Related parties	106	4,161	4,149	118
Total	138	5,496	5,494	140
	5,138	5,496	9,494	1,140

.../14

16.3 Other transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" March 31, 2005 Baht'000	December 31, 2004 Baht'000
Accounts and notes receivable - net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	204,635	349,368	181,928	324,122
B.S. Metal Co., Ltd.	367,006	313,358	366,977	313,358
Sahaviriya Panich International Co., Ltd.	724,970	331,436	724,970	331,436
Bangpakong Metal Co., Ltd.	336,482	441,340	336,482	441,340
Other related parties	12,565	9,966	-	-
	1,645,658	1,445,468	1,610,357	1,410,256
Advance payment				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	1,061	1,192
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	359	424
Related party				
Other related parties	132	157	-	-
	132	157	359	424
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	357	335
Related parties				
Thai Coated Steel Sheet Co., Ltd.	10,462	10,436	10,462	10,436
Bangsaphan Barmill Pcl.	9,040	7,012	9,040	7,012
Other related parties	1,164	1,662	480	941
	20,666	19,110	19,982	18,389
	20,666	19,110	20,339	18,724
Other assets				
Related party				
Prapawit Co., Ltd.	4,943	4,840	3,591	3,591

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	25,680	25,573
Prachuap Port Co., Ltd.	-	-	9,544	1,949
	-	-	35,224	27,522
Related parties				
Bangsaphan Transport Co., Ltd.	11,445	15,766	11,445	15,766
Four Star Marine Co., Ltd.	4,387	4,252	4,387	4,252
Other related parties	242	1,025	240	1,025
	16,074	21,043	16,072	21,043
	16,074	21,043	51,296	48,565
Other accounts payable				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	21,216	4,456
Related party				
Other related parties	1,497	353	643	294
	1,497	353	21,859	4,750
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	9,837	14,023
Prachuap Port Co., Ltd.	-	-	53,395	49,640
	-	-	63,232	63,663
Related parties				
Bangsaphan Transport Co., Ltd.	45,189	31,658	45,189	31,629
For Star Marine Co., Ltd.	2,586	1,313	2,586	1,313
Other related parties	850	378	850	378
	48,625	33,349	48,625	33,320
	48,625	33,349	111,857	96,983

Transactions with related parties in the statements of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended March 31,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	525,914	1,258,278	525,907	1,258,269
B.S. Metal Co., Ltd.	356,607	330,600	356,575	330,497
Sahaviriya Panich International Co., Ltd.	1,119,209	690,745	1,119,209	690,745
Bangpakong Metal Co., Ltd.	540,980	611,808	540,980	611,808
Sahaviriya Steel Center Co., Ltd.	-	409,073	-	409,073
Sahaviriya Steel Service Co., Ltd.	-	464,247	-	464,247
Sahaviriya Panich Co., Ltd.	-	368,142	-	368,142
Other related parties	13	32	-	-
	2,542,723	4,132,925	2,542,671	4,132,781

.../16

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended March 31,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	20,405	20,787	-	-
Bangsaphan Barmill Pcl.	11,328	4,643	-	-
Bangsaphan Transport Co., Ltd.	1,037	4,649	-	-
Other related parties	730	1,438	-	-
	33,500	31,517	-	-
Other income				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	345	121
Related party				
Other related parties	95	1,163	59	1,077
	95	1,163	404	1,198
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	71,819	53,148
Prachuap Port Co., Ltd.	-	-	61,140	31,259
	-	-	132,959	84,407
Related party				
Bangsaphan Transport Co., Ltd.	21,570	18,142	21,570	18,142
Four Star Marine Co., Ltd.	20,967	10,322	20,967	10,322
Other related parties	1,662	2,246	1,662	2,246
	44,199	30,710	44,199	30,710
	44,199	30,710	177,158	115,117
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	3,404	6,664
Related parties				
Bangsaphan Transport Co., Ltd.	50,191	53,277	49,359	53,128
Prapawit Co., Ltd.	3,304	3,034	2,536	2,284
Four Star Marine Co., Ltd.	1,087	462	1,087	462
Other related parties	552	1,072	550	989
	55,134	57,845	53,532	56,863
	55,134	57,845	56,936	63,527

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

.../17

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

17. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at March 31, 2005 and December 31, 2004, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	5	393,888	5	393,888
Total		393,888		393,888
Allowance for doubtful accounts recorded		393,888		393,888

18. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		"Unaudited"				"Unaudited"	
		For the quarters ended March 31,				March 31,	December 31,
		2005	2004	2005	2004	2005	2004
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	7,713,008	9,147,866	560,547	1,575,534	45,763,590	35,022,186
West Coast Engineering Company Limited	Maintenance Services	131,723	70,297	31,941	1,472	217,097	175,786
Prachuap Port Company Limited	Deep-sea port services	129,463	92,670	40,135	63,348	2,443,255	2,356,285
		7,974,194	9,310,833	632,623	1,640,354	48,423,942	37,554,257
Less Inter-company transactions		(189,577)	(140,591)	(66,194)	(30,490)	(1,114,675)	(1,028,527)
		7,784,617	9,170,242	566,429	1,609,864		
Less Minority interest in net income				(5,882)	(34,330)		
Net income				560,547	1,575,534		
Total assets						47,309,267	36,525,730

.../18

19. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

19.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 483.45 million, USD 6.19 million and EUR 4.02 million as at March 31, 2005 and Baht 412.74 million, USD 24.61 million, EUR 5.13 million and POUND 0.06 million as at December 31, 2004.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 58.06 million and EUR 9.50 million as at March 31, 2005 and USD 88.16 million and EUR 10.30 million as at December 31, 2004.

The two subsidiaries have capital commitments regarding capital expenditure and construction contracts and other commitments amounting to approximately Baht 293.92 million and Baht 288.03 million as at March 31, 2005 and December 31, 2004, respectively.

19.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 368.58 million and Baht 353.59 million as at March 31, 2005 and December 31, 2004, respectively which are in the normal course of business.

19.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the court. Currently, the lawsuit is pending in the Prachuapkirikan Provincial Court.

19.4 The Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million which is pending in the court.

19.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending in the Civil Court.

19.6 As at March 31, 2005, a subsidiary has credit lines from bank for overdrafts and other credit facilities totaling Baht 50 million which was guaranteed by the Company.

20. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to shareholders at Baht 0.05 per share totalling Baht 655,064,000. The Company will pay such dividend on May 4, 2005.